UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

PRESS RELEASE

COSAN LIMITED (NYSE: CZZ) (“Cosan” or “Company”) hereby informs its shareholders and the market in general that it has priced a private offering of US$750.0 million in aggregate principal amount of 5.500% notes due 2029. The offering is expected to close on July 31, 2019, subject to customary closing conditions.

Cosan intends to use the net proceeds from this offering to pay the tender price (plus any accrued interest, fees and/or expenses) of the U.S. $500.0 million 5.950% Notes due 2024, that are tendered in connection with the tender offer announced on July 17, 2019. Any remaining funds are expected to be used by us for general corporate purposes.

The notes are being offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Act”), or outside the United States, to persons other than “U.S. persons” in compliance with Regulation S under the Act. The notes have not been and will not be registered under the Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Act.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. Any offers of the notes will be made only by means of a private offering memorandum.

São Paulo, July 24, 2019

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2019

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer